UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30139 / July 17, 2012

	:
In the Matter of	:
	:
MEDALLION FINANCIAL CORP.	:
	:
437 Madison Avenue, 38th Floor	:
New York, New York 10022	:
	:
(812-13666)	:
	:

ORDER UNDER SECTION 61(a)(3)(B) OF THE INVESTMENT COMPANY ACT OF 1940

Medallion Financial Corp. filed an application on June 12, 2009, and amendments to the application on June 28, 2010, May 12, 2011, and June 18, 2012, requesting an order under section 61(a)(3)(B) of the Investment Company Act of 1940 (the "Act") approving applicant's Amended and Restated 2006 Non-Employee Director Stock Option Plan for directors who are not also employees or officers of applicant (the "Plan") and the grant of certain stock options thereunder.

On June 21, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30121). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that the terms of the proposal to issue options under the Plan are fair and reasonable and do not involve overreaching of applicant or its shareholders.

Accordingly, in the matter of Medallion Financial Corp. (File No. 812-13666),

IT IS ORDERED, under section 61(a)(3)(B) of the Act, that the requested authorization is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary